Managements' |
Discussion & Analysis

(All dollar amounts are stated in US Dollars unless otherwise indicated)

RESULTS OF OPERATIONS

Northgate recorded net earnings of $56,162,000 or $0.25 per diluted common share in the second quarter of 2006 compared with a loss of $3,342,000 or $0.02 per share during the corresponding quarter of 2005. Earnings for the second quarter of 2006 included a $17,000,000 non–cash future income tax recovery related to the release of some of the valuation allowance for the Corporation’s future income tax assets. Cash flow from operations (before changes in working capital and other items) was $65,352,000 or $0.29 per diluted common share in the second quarter of 2006 compared with cash flow of $5,893,000 or $0.03 per diluted common share during the same quarter last year. Per share data is based on the weighted average diluted number of shares outstanding of 226,972,597 in the second quarter of 2006 and 200,576,967 in the corresponding period of 2005.

Kemess Mine Performance

The Kemess mine posted gold and copper production of 76,127 ounces and 18.1 million pounds respectively in the second quarter of 2006. Gold production was slightly higher than the production forecast released in January due to a small change in the ore release schedule. For the full year, Kemess South is expected to produce approximately 315,000 ounces of gold and over 82 million pounds of copper.

During the second quarter of 2006, approximately 10.6 million tonnes of ore and waste were removed from the open pit compared to 12.9 million tonnes during the corresponding quarter of 2005. During the second quarter of 2006 a significant quantity of supergene–leachcap ore was mined from stockpile and this activity, in addition to slightly lower shovel availability due to higher than normal maintenance work, reduced mining volumes from the Kemess South pit. Unit mining costs during the most recent quarter were Cdn$1.45 per tonne compared with Cdn$1.29 per tonne in the second quarter of 2005. The unit mining cost in the most recent quarter was substantially higher than it was in the corresponding quarter of 2005 due primarily to the escalation in unit costs that occurs naturally as the pit deepens and fewer tonnes are moved using the same complement of mobile equipment. Higher diesel fuel prices also contributed to the increase. In the second quarter of 2006, 600,000 tonnes of waste rock was moved back into the east end of the open pit as part of ongoing reclamation plan for the mine.

Mill availability during the second quarter of 2006 was 94% and throughput averaged 51,807 tonnes per day, compared with 92% availability and throughput of 48,919 tonnes per day in the second quarter of 2005. Mill availability in the most recent quarter was the highest it has been in the history of the mine due to very low unscheduled downtime and an unusually small amount of scheduled maintenance. Mill throughput was higher in the most recent quarter due to the scheduled processing of a large quantity of inherently softer supergene–leachcap ore that can be milled at a higher rate.

Gold and copper recoveries averaged 64% and 76% respectively in the second quarter of 2006, compared with 68% and 84% respectively in the second quarter of 2005. Metal recoveries recorded in the second quarter of 2006 were significantly lower than they were in the same quarter one year ago because of the substantial quantity of supergene–leach cap ore processed during the most recent quarter. Supergene–leachcap ore has metallurgical characteristics that generate lower metal recoveries. Less than 10% of the current Kemess South ore body is comprised of this type of ore.

Metal concentrate inventory decreased by 3,500 wet metric tonnes (wmt) in the second quarter to approximately 6,000 wmt at June 30. Further inventory reductions are expected in the third quarter of the year.

The total unit cost of production during the second quarter of 2006 was Cdn$8.24 per tonne milled which was somewhat lower than the Cdn$8.76 per tonne milled in the corresponding period of 2005. The reduction in unit cost was the result of the higher mill throughput during the most recent quarter. Total site operating costs in the second quarter of 2006 were Cdn$38.8 million compared with Cdn$39.0 million in the second quarter of 2005. The net cash cost per ounce of gold produced at Kemess became negative in the second quarter of 2006 for the first time in the history of the mine. Strong copper and silver prices dramatically increased the by-product credit which more than offset the negative effect of the stronger Canadian dollar and higher treatment and refining charges for concentrate allowing the mine to produce gold for negative $44 per ounce compared to a net cash cost of $307 per ounce in the second quarter of 2005.

The following table provides a summary of operations for the second quarter and first half of 2006 and the comparable periods of 2005.
2006 Kemess Mine Production
(100% of production basis)	2Q06	2Q05	1H06	1H05
Ore plus waste mined (tonnes)	10,634,658	12,860,856	20,671,597	26,137,492
Ore mined (tonnes)	3,228,600	4,573,872	8,502,272	9,102,648
Stripping Ratio (waste/ore)	2.30	1.81	1.44	1.87
Tonnes Milled (ore)	4,714,427	4,451,606	9,083,449	8,481,779
Average mill operating rate (tpd)	51,807	48,919	50,185	46,861
Gold grade (gmt)	0.784	0.610	0.768	0.615
Copper grade (%)	0.227	0.211	0.248	0.207
Gold recovery (%)	64	68	69	66
Copper recovery (%)	77	84	81	83
Gold production (ounces)	76,127	59,352	153,761	109,892
Copper productions (000s pounds)	18,071	17,427	40,353	32,104
Cash cost ($/ounce)	(44)	307	(8)	334

Kemess recorded no lost time injuries during the second quarter of 2006 and broader measures of safety performance continued to improve. The Kemess Mine Rescue team did exceptionally well at the British Columbia mine rescue competition held in May, placing first in its zone and winning several individual and team awards at the provincial level.

Financial Performance

Northgate’s revenue in the second quarter of 2006 was $114,695,000 compared with $54,461,000 in the corresponding period in 2005. Consistent with the presentation adopted in the fourth quarter of 2005, the 2005 comparative figures reflect the reclassification into cost of sales of a variety of costs that were previously netted against revenues. These costs included royalties, concentrate treatment and refining charges, concentrate freight charges, and metal deductions. Metal sales in the second quarter of 2006 consisted of 73,873 ounces of gold and 19.2 million pounds of copper, compared with 61,842 ounces of gold and 18.0 million pounds of copper in the second quarter of 2005. During the second quarter of 2006, the price of gold on the London Bullion Market averaged $627 per ounce (2005 – $427) and the price of copper on the London Metal Exchange averaged $3.27 per pound (2005 – $1.54). The net realized metal prices received on sales in the second quarter of 2006 were approximately $568 per ounce of gold and $3.13 per pound of copper, compared with $385 per ounce and $1.54 per pound in the second quarter of 2005.

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In the second quarter of 2006, the Corporation reduced its gold forward sales position by 55,000 ounces by settling forward contracts for cash consideration of $18,693,000. This hedge reduction was less than the 100,250 ounce reduction that occurred during the same period of 2005 although the percentage reduction was approximately the same. A total of $4,688,000 in gold hedging losses were amortized in the second quarter of 2006 and as at June 30, 2006 an unamortized deferred hedging loss of $15,754,000 (of which $13,049,000 is included in current assets) was recorded for certain gold forward sales contracts that were closed out prior to their original settlement dates. This deferred hedging loss will be brought into earnings over the period that the related forward sale contracts were originally scheduled for settlement. The Corporation’s gold hedging activities reduced the realized price of gold sold during the most recent quarter by $59 per ounce, compared with $43 per ounce in the corresponding quarter one year ago. In the second quarter of 2006, the Corporation entered into forward sales and purchase contracts with a major financial institution to fix the price of copper delivered prior to June 30, 2006 for which final settlement has not occurred. A total volume of 8,125 metric tonnes of copper were sold forward during the second quarter using LME contracts maturing from June 2006 through November 2006 at an average forward price of $3.13 per pound.

The cost of sales in the second quarter of 2006 was $56,884,000 compared with the corresponding period last year when the cost of sales was $46,228,000. The cost of sales in 2005 reflects the reclassification of certain marketing costs that were previously netted against revenues, as described earlier in this section. Cost of sales was higher in the most recent quarter than it was in the corresponding period of 2005 due to higher sales of gold and copper, higher treatment, refining and freight charges for concentrate and the strengthening Canadian dollar.

Administrative and general expenses totaled $1,580,000 in the second quarter of 2006 compared to a total of $1,006,000 recorded in the corresponding period of 2005. The higher expense in the current quarter was the result of increased spending on regulatory and legislative compliance costs primarily related to the Corporation’s Sarbanes–Oxley 404 compliance project and additional administration costs that are being incurred at the Young–Davidson property which was acquired in November 2005.

Depreciation and depletion expenses in the second quarter were $7,101,000 compared to $8,589,000 during the corresponding period of 2005. The depreciation and depletion expense for the most recent quarter was lower than it was in the same quarter one year ago due to a 30% decrease in the amount of ore mined from the open pit which more than offset an increase in the amortization rate resulting from 2005 capital investments.

The Corporation recorded net interest income of $702,000 in the second quarter of 2006 compared to a net interest expense of $493,000 in the corresponding quarter of 2005. Since the Corporation repaid its credit facility on February 15, 2006, the interest income it receives on its cash balances has begun to exceed the small interest expense arising from capital leases for mobile equipment at Kemess. Interest income is expected to continue to grow in future quarters as the Corporation’s cash balances continue to increase.

Exploration costs in the second quarter were $2,043,000 compared with $949,000 in the comparable period of 2005. The higher exploration expense in the most recent quarter was the result of the diamond drilling program at the Young–Davidson property acquired in November 2005. Exploration expenses are expected to continue at the second quarter pace in the third quarter of 2006 and increase in the fourth quarter when the underground exploration program at the Young–Davidson property is expected to commence.

Other expenses during the second quarter of 2006 included two non-recurring items. The first item was a $5,000,000 expense relating to an out of court settlement reached in a suit brought by the Regional Water Control Board for the Central Region of California against Northgate and twenty other parties alleging environmental violations in connection with an inactive gold mine in Tuolumne County, California, known as the Jamestown Mine.
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In its settlement agreement, Northgate agreed to make a payment to a trust fund that will supervise additional remediation at the Jamestown site. In exchange for this payment, the Corporation was released from all known and unknown claims related to the Jamestown Mine and dismissed from the lawsuit with prejudice. The second item was a combination of expenses and accrued liabilities stemming from the Corporation’s unsuccessful offer to purchase all the outstanding shares of Aurizon Mines Ltd. and the related decision by the British Columbia Court of Appeal.

Capital expenditures during the second quarter of 2006 totaled $2,331,000 compared to $3,263,000 in the corresponding period of 2005. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the tailings dam and the Kemess North project, whereas expenditures in the second quarter one year ago included additional amounts devoted to the purchase of small equipment for the Kemess mine and the mill.
Selected Quarterly Financial Data
(expressed in thousands of US dollars except per share data)
	2006 Quarter Ended		2005 Quarter Ended				2004 Quarter Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue	$ 114,695	$ 85,059	$ 95,651	$ 64,631	$ 54,461	$ 42,559	$ 64,418	$ 62,042
Earnings (loss)	$ 56,162	$ 21,735	$ 37,857	$ 8,765	$ (3,342)	$ (10,393)	$ 12,205	$ 10,053
Earnings (loss) per share
Basic	$ 0.26	$ 0.10	$ 0.18	$ 0.04	$ (0.02)	$ (0.05)	$ 0.06	$ 0.05
Diluted	$ 0.25	$ 0.10	$ 0.18	$ 0.04	$ (0.02)	$ (0.05)	$ 0.06	$ 0.05

Non-GAAP Measure

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.
(Expressed in thousands of US$,	Quarter Ended
except per ounce amounts)	June 30
	2006	2005

Gold production (ounces)	76,127	59,352
Cost of sales	$56,884	$46,228
Change in concentrate inventory	(358)	(562)
Gross copper & silver revenue	(59,906)	(27,466)
Total cash cost	$(3,380)	$18,200
Cash cost per ounce	$(44)	$307

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YOUNG-DAVIDSON EXPLORATION UPDATE

A total of 18,000 metres of surface based diamond drilling has been completed since the start of the current drilling program at the Young–Davidson property in Ontario. The goal of the surface based drilling program is to outline the broad extent of the mineralization at Young–Davidson with a target of doubling the original underground inferred resource. This year’s drill program has significantly expanded the Lower Boundary zone and the Lower YD zone and holes drilled in adjacent areas have demonstrated that the gold mineralization is widespread (Figure 1). Assays in holes drilled into extensions of the Lower Boundary zone have returned gold assays that are consistent with or exceed the historic resource grade with true thicknesses of up to 71 metres. The best intersection thus far was 8.92 g/t over 56.5 metres true thickness in Hole YD06–1B. The surface based exploration program at Young–Davidson is expected to continue for the next 18 months using four drilling rigs.

Figure 1: Young-Davidson Property (Vertical, North Looking, Longitudinal Section)

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On the basis of the very encouraging exploration results so far, Northgate’s board of directors recently approved the expenditure of $22 million over the next 24 months for an underground exploration program designed to move large portions of the ore resources at the property into various reserve categories. The underground drilling program will involve driving a ramp down 450 metres and dewatering the existing No. 2 shaft on the property in order to gain underground access areas of the deposit for closer spaced diamond drilling. General infrastructure and ramp development is scheduled to begin in the fourth quarter of 2006 and underground drilling is expected to commence in the second half of 2007.

Figure 2: Underground Exploration Schematic

KEMESS CLAIMS EXPLORATION RESULTS

Exploration drilling on the Kemess claim package is focused to the east of Kemess North below barren cover rocks as shown in the longitudinal section (Figure 3). Drilling in late 2005 (Press Release November 24, 2005) identified a substantial mineralized system 300 meters east of Kemess North. Since early June, the company has completed 4,300 metres of drilling in nine holes. Hole KH–06–03, a one km step out from Kemess North intersected 226 metres grading 0.18 g/t Au and 0.21% Cu in the same host rock as Kemess North with similar alteration style and intensity. This is either a new porphyry system or the Kemess North mineralizing system is substantially bigger than previously appreciated. Follow up holes are planned that will be collared at much lower elevations than KH–06–03 as this mineralization started at a hole depth of 302 metres.

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Figure 3: 2006 Kemess North Offset Area (Vertical, North Looking, Longitudinal Section)

KEMESS NORTH UPDATE

On June 30th, the Kemess North Project Review Panel provided guidance on the adequacy of the information and analysis provided in Northgate’s Environmental Impact Assessment and associated submissions. The Panel has indicated that it is satisfied that key sections of the EIA pertaining to the proposed development of mine and milling infrastructure, tailings and waste rock impoundment studies, archeological and historic land use studies are sufficient to proceed to the public hearing phase of the review process. The Panel requested supplemental information and clarification in a number of areas, primarily pertaining to fisheries habitat and compensation plans. This information is being compiled for submission to the Panel in early September. Providing this information is submitted on schedule, the Panel has tentatively scheduled public hearings to begin on October 30th. These hearings will last for 45 days and then the panel will have 60 days to produce their final report.

FIRST NATIONS COOPERATION AGREEMENT

On June 15, 2006 Northgate Minerals Corporation and the Tse Keh Nay (3 Nations) announced that they that they had signed a Cooperation Agreement related to the operation of Northgate’s existing Kemess South mine in Northern British Columbia. In the Agreement, the Tse Keh Nay (3 Nations) consisting of the Takla, Tsay Keh Dene and Kwadacha First Nations agreed to formally respect the rights and interests of Northgate to operate the Kemess South Mine within the traditional territories of the Tse Keh Nay. In exchange for this recognition, Northgate agreed to respect the Tse Keh Nay’s rights in the area and to provide funding to the Tse Keh Nay in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life. This funding will be used to benefit the Tse Keh Nay member communities.

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OUTLOOK

Northgate’s outstanding financial and operating results speak for themselves. Given the current commodity price environment, we expect results for the balance of 2006 to be equally impressive. We are all sincerely disappointed that Aurizon’s management chose not to allow their shareholders to vote on an offer that provided them with a substantial premium and the opportunity to participate in a stronger mid–tier gold mining company, however we have moved on, and are evaluating other growth opportunities that will create value for our shareholders. One positive outcome of our failed bid is the recognition by the marketplace that Northgate is committed to growth through accretive acquisitions. This recognition has brought with it a number of new corporate development opportunities which we are presently considering. At the same time, we are very pleased with the significant progress we are making on our internal growth initiatives at Young–Davidson and Kemess North.

President and CEO

Chairman
August 10, 2006

Note: This interim report includes certain "forward–looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward–looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward–looking statements generally can be identified by the use of forward–looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward–looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risk and Uncertainties" in Northgate’s 2005 Annual Report and under the heading "Risk Factors" in Northgate’s 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission on EDGAR (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward–looking statements whether as a result of new information, future events or otherwise.

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